

Mail Stop 4720

October 17, 2017

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

> **Re:** **Senmiao Technology Limited**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 6, 2017**
> **CIK No. 0001711012**

Dear Mr. Wen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Company

Overview. page 1

1. We note your response to prior comment 2 and added disclosure that you "expect to generate sufficient cash flows from operating activities to meet anticipated working capital requirements and capital expenditures for the next 12 months." Noting the risk factor on page 15 and your historical cash flows, please revise to clarify that you will depend on the proceeds of this offering to meet working capital requirements and capital expenditures for the next 12 months.

2. Revise the fourth paragraph to clarify when fees to borrowers and investors are charged and paid

The Offering

Use of Proceeds, page 49

3. Revise here and elsewhere to disclose how the money will be provided to Senmiao. If by loan, describe the material terms including interest and repayment as well as collateral. If by direct investment, what type and what will be the consideration for the investment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

4. Please refer to comment 13 and the resulting tabular presentation of your key metrics provided on page 54. Please revise your filing to explain the reason(s) for the significant fluctuations in key metrics (i.e. loan amounts, average investment amount, average borrowing amount).

5. Please revise your filing to disclose revenue metrics (e.g. fees earned as a percentage of loan volume by revenue source for each period presented) and analyze trends as appropriate.

Key Factors Affecting Our Results of Operations, page 55

6. Please refer to comment 16. Please revise your filing to address the following:

    *   Disclose the reinvestment rate of existing investors;
    *   Explain how the amounts disclosed in the table on page 55 of the average loan amount of each investor and average number of total loans held by each investor is consistent with the average investment amount as presented in your table on page 54; and
    *   Explain why the sum of the columns for reinvestment of existing investors and number of new investors do not agree to the total number of investors column included in your table.

7. Please refer to comment 18. Please tell us and revise your filing to explain the reason(s) for the differences in amounts disclosed in your table on page 56 to those disclosed in your table on page 54. We note, for instance, that the total number of borrowers and total amounts of loans are not the same. Please ensure consistency with disclosed amounts in these tables and throughout your filing.

8. Please refer to comment 22. As a result of your revised disclosure on page 57, we note that your average customer acquisition cost has decreased. Please revise your filing to discuss the reason(s) for this decrease and analyze trends in your average customer acquisition costs for all periods provided.

Our Products and Services, page 63

9. Please refer to comment 29. We note your response that you have not collected any penalties for late payments since there have not been any defaults. Please revise to clarify which entity will retain penalty fees if there are any in the future.

Business

Our Strengths

Cost efficient user acquisition, page 68

10. We note your response to prior comment 5 and disclosure on page 68 and elsewhere regarding Resgreen and that 2,700 Resgreen members have become new users of your platform. Please disclose the number of such Resgreen members that have become borrowers or investors on your platform.

Our Borrowers, page 69

11. We note your response to prior comment 26. Please expand your disclosure to describe the aspects of your platform and products that differ from these other institutions that lead them to believe Senmiao's platform better serves the borrowers' needs for financing and refer them to you. What are the characteristics of the borrower that gets referred to you compared to a borrower that the institutions don't refer to your platform?

Our Products and Services

Products Offered to Borrowers, page 72

12. We note your revised disclosure in response to comment 32 that you allow borrowers to hold multiple loans at a time. Please tell us, with a view towards revised disclosure, whether you monitor whether borrowers may be "rolling over" one loan for another, masking an inability to repay the principal. Does your platform prevent loan "rollovers?"

Stage 4: Approval, Listing and Funding, page 73

13. Please clarify here or elsewhere how the Form of Financing Intermediary Service Contract filed as Exhibit 10.6 is used in your business. Confirm or explain whether the referenced "loan agreement" here is the same as the Form of Loan and Guarantee Agreement filed as Exhibit 10.14 and whether the referenced "loan assignment and repurchase agreement" is the same as the Form of Loan Assignment Service Agreement filed as Exhibit 10.13. Please ensure that your disclosure accurately captures the parties and terms of these agreements.

Competition, page 78

14. We note added disclosure that you are the first lending platform in Sichuan that has established a custodian system with a depository bank pursuant to the requirements of applicable PRC regulations and that loan transactions on our platform comply with restrictions on aggregate loan amounts for individual borrowers and businesses set forth in PRC regulations while those of your competitors currently do not. With a view towards revised disclosure, please advise us of the basis for these statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 112

15. We note disclosure of your appointment of ZH CPA LLP, as your new independent registered public accounting firm, effective September 27, 2017. We also note that ZH CPA LLP has audited your financial statements for the two year period ended March 31, 2017, which includes restated financial statements and is dated September 28, 2017 as noted on page F-2. Please tell us how an audit, including a restatement, could occur one day after the appointment of ZH CPA LLP.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

16. Please have your auditors revise their audit report to include an explanatory paragraph related to the correction of the material misstatement in previously issued financial statements or tell us why an explanatory paragraph is not required. Refer to AS 3101.18.

17. Please have your auditors tell us why they believe the explanatory paragraph included in your independent auditors report is appropriate.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

18. Please refer to comment 41. It appears that the disclosure exception you reference applies to nonpublic companies. Therefore, please revise to provide the information required by ASC 810-10-50-12.

19. Please refer to comment 42. Please revise your filing to remove references to cost of revenues since you have included certain costs within general and administrative expenses.

Unaudited Financial Statements

20. Given the significance of the information, please revise future filings to provide a statement of changes in stockholders' equity for the periods presented.

21. We note your disclosure on page F-27, that on June 19, 2017, you sold 100,000 shares of its common stock for a total purchase price of $10.00. Please ensure the number of shares disclosed in your balance sheet and statement of changes in stockholders' equity, the weighted average number of common shares calculation used for earnings per share calculations, and all other relevant disclosure throughout your filing appropriately considers this share issuance.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.